UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF SEPTEMBER 2009
Medellín, Colombia, October 13, 2009
Bancolombia S.A. (“Bancolombia”) (NYSE:CIB) reported unconsolidated net income of COP 91.8 billion for the month ended September 30, 2009. Net income for Bancolombia on an unconsolidated basis totaled COP 775.1 billion for the first nine months of 2009, decreasing 6.0% as compared to the same period last year.
•
Net interest income, including interest from investment securities, totaled COP 187.9 billion in September 2009. For the nine month period ended September 30, 2009, net interest income totaled COP 1,937.6 billion, increasing 3.0% as compared to the same period last year.

•
Net fees and income from services totaled COP 71.6 billion in September 2009. For the nine month period ended September 30, 2009, net fees and income from services totaled COP 621.1 billion, which represents an increase of 6.6% as compared to the same period of 2008.

•
Other operating income reached COP 6.1 billion in September 2009. For the nine month period ended September 30, 2009, other operating income totaled COP 234.0 billion, decreasing 46.1% as compared to the same period last year*.

•
For the month ended September 30, 2009, net provision recoveries totaled COP 42.7 billion. Provision charges, net of recoveries, totaled COP 435.1 billion for the nine month period ended September 30, 2009, which represents an increase of 7.8% as compared to the same period of 2008.

•
Operating expenses totaled COP 167.7 billion in September 2009. For the nine month period ended September 30, 2009, operating expenses totaled COP 1,444.7 billion, increasing 11.4% as compared to the same period of 2008.

Total assets (unconsolidated) amounted to COP 38.8 trillion, gross loans amounted to COP 26.6 trillion, deposits totaled COP 25.0 trillion and Bancolombia’s total shareholders’ equity amounted to COP 6.4 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans was 3.76% as of September 30, 2009, and the coverage for past due loans was 142.17% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system in September 2009, was as follows: 21.0% of total net loans, 21.1% of total checking accounts, 19.5% of total savings accounts, 15.8% of time deposits and 18.5% of total deposits.

This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.
* Bancolombia notes that a considerable part of other operating income comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Sep09/Aug09		Annual
(COP Millions)	Sep-08	Aug-09	Sep-09	$	%	%
ASSETS
Cash and due from banks	2,696,510	3,092,487	2,934,765	-157,722	-5.10%	8.84%
Overnight funds sold	460,254	1,147,768	791,120	-356,648	-31.07%	71.89%
Total cash and equivalents	3,156,764	4,240,255	3,725,885	-514,370	-12.13%	18.03%

Debt securities	4,109,883	4,606,738	4,986,667	379,929	8.25%	21.33%
Trading	1,566,787	1,455,155	1,873,156	418,001	28.73%	19.55%
Available for Sale	1,158,997	950,470	925,614	-24,856	-2.62%	-20.14%
Held to Maturity	1,384,099	2,201,113	2,187,897	-13,216	-0.60%	58.07%
Equity securities	1,178,037	1,234,796	1,225,430	-9,366	-0.76%	4.02%
Trading	92,078	7,462	1,373	-6,089	-81.60%	-98.51%
Available for Sale	1,085,959	1,227,334	1,224,057	-3,277	-0.27%	12.72%
Market value allowance	-18,504	-29,059	-29,056	3	-0.01%	57.03%
Net investment securities	5,269,416	5,812,475	6,183,041	370,566	6.38%	17.34%

Commercial loans	19,207,315	21,275,325	20,555,331	-719,994	-3.38%	7.02%
Consumer loans	3,871,034	3,535,619	3,491,026	-44,593	-1.26%	-9.82%
Microcredit	124,195	154,645	162,376	7,731	5.00%	30.74%
Mortgage loans	2,335,638	2,284,396	2,403,080	118,684	5.20%	2.89%
Allowance for loans and financial leases losses	-1,136,348	-1,485,293	-1,417,778	67,515	-4.55%	24.77%
Net total loans and financial leases	24,401,834	25,764,692	25,194,035	-570,657	-2.21%	3.25%

Accrued interest receivable on loans	358,584	353,966	338,480	-15,486	-4.37%	-5.61%
Allowance for accrued interest losses	-25,934	-28,404	-25,700	2,704	-9.52%	-0.90%
Net total interest accrued	332,650	325,562	312,780	-12,782	-3.93%	-5.97%

Customers’ acceptances and derivatives	233,929	192,077	229,580	37,503	19.52%	-1.86%
Net accounts receivable	503,994	325,004	340,090	15,086	4.64%	-32.52%
Net premises and equipment	597,477	700,339	702,547	2,208	0.32%	17.59%
Foreclosed assets	3,335	21,462	20,830	-632	-2.94%	524.59%
Prepaid expenses and deferred charges	70,430	127,379	131,182	3,803	2.99%	86.26%
Goodwill	3,092	—	—	—	*	*
Other	318,100	387,132	401,777	14,645	3.78%	26.31%
Reappraisal of assets	1,175,456	1,525,235	1,525,028	-207	-0.01%	29.74%

Total assets	36,066,477	39,421,612	38,766,775	-654,837	-1.66%	7.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,039,705	4,747,394	4,618,936	-128,458	-2.71%	14.34%
Checking accounts	3,711,935	4,492,966	4,270,214	-222,752	-4.96%	15.04%
Other	327,770	254,428	348,722	94,294	37.06%	6.39%

Interest bearing	18,652,653	21,361,635	20,428,725	-932,910	-4.37%	9.52%
Checking accounts	550,080	672,280	636,795	-35,485	-5.28%	15.76%
Time deposits	6,785,611	8,321,534	7,335,573	-985,961	-11.85%	8.10%
Savings deposits	11,316,962	12,367,821	12,456,357	88,536	0.72%	10.07%

Total deposits	22,692,358	26,109,029	25,047,661	-1,061,368	-4.07%	10.38%
Overnight funds	602,982	330,097	501,771	171,674	52.01%	-16.79%
Bank acceptances outstanding	48,502	36,797	28,393	-8,404	-22.84%	-41.46%
Interbank borrowings	721,389	170,240	60,515	-109,725	-64.45%	-91.61%
Borrowings from domestic development banks	1,737,907	1,501,003	1,447,324	-53,679	-3.58%	-16.72%
Accounts payable	1,350,907	1,133,804	1,583,890	450,086	39.70%	17.25%
Accrued interest payable	216,579	338,813	305,351	-33,462	-9.88%	40.99%
Other liabilities	366,428	357,502	336,240	-21,262	-5.95%	-8.24%
Bonds	2,147,654	2,680,301	2,536,373	-143,928	-5.37%	18.10%
Accrued expenses	709,095	470,044	528,278	58,234	12.39%	-25.50%

Total liabilities	30,593,801	33,127,630	32,375,796	-751,834	-2.27%	5.82%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,486,856	3,897,901	3,989,737	91,836	2.36%	14.42%
Appropiated	2,662,531	3,214,596	3,214,596	—	0.00%	20.73%
Unappropiated	824,325	683,305	775,141	91,836	13.44%	-5.97%

Reappraisal and others	1,634,778	1,984,637	1,984,431	-206	-0.01%	21.39%
Gross unrealized gain or loss on debt securities	-42,872	17,530	22,897	5,367	30.62%	-153.41%

Total shareholder’s equity	5,472,676	6,293,982	6,390,979	96,997	1.54%	16.78%

Total liabilities and shareholder’s equity	36,066,477	39,421,612	38,766,775	-654,837	-1.66%	7.49%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(COP Millions)	Sep-08	Sep-09%		Aug-09	Sep-09%
Interest income and expenses
Interest on loans	2,700,460	2,857,893	5.83%	287,755	256,425	-10.89%
Interest on investment securities	226,937	274,435	20.93%	15,344	33,900	120.93%
Overnight funds	38,850	31,121	-19.89%	3,371	1,543	-54.23%
Total interest income	2,966,247	3,163,449	6.65%	306,470	291,868	-4.76%

Interest expense Checking accounts	11,594	16,392	41.38%	2,124	1,782	-16.10%
Time deposits	394,005	541,281	37.38%	52,107	43,525	-16.47%
Savings deposits	408,230	364,204	-10.78%	34,451	29,929	-13.13%
Total interest on deposits	813,829	921,877	13.28%	88,682	75,236	-15.16%

Interbank borrowings	20,053	17,923	-10.62%	525	746	42.10%
Borrowings from domestic development banks	80,767	80,901	0.17%	6,869	6,166	-10.23%
Overnight funds	61,021	33,946	-44.37%	1,665	2,486	49.31%
Bonds	109,892	171,220	55.81%	20,134	19,308	-4.10%
Total interest expense	1,085,562	1,225,867	12.92%	117,875	103,942	-11.82%

Net interest income	1,880,685	1,937,582	3.03%	188,595	187,926	-0.35%
Provision for loan and accrued interest losses, net	(479,346)	(535,642)	11.74%	(54,137)	30,760	156.82%
Recovery of charged-off loans	44,783	95,176	112.53%	10,639	12,899	21.24%
Provision for foreclosed assets and other assets	(13,412)	(25,918)	93.24%	(995)	(1,045)	5.03%
Recovery of provisions for foreclosed assets and other assets	44,124	31,238	-29.20%	174	131	-24.71%

Total net provisions	(403,851)	(435,146)	7.75%	(44,319)	42,745	196.45%
Net interest income after provision for loans and accrued interest losses	1,476,834	1,502,436	1.73%	144,276	230,671	59.88%

Commissions from banking services and other services	87,488	86,273	-1.39%	9,152	8,486	-7.28%
Electronic services and ATM’s fees, net	58,209	39,082	-32.86%	4,009	4,028	0.47%
Branch network services, net	71,679	75,787	5.73%	8,129	8,685	6.84%
Collections and payments fees, net	102,623	120,999	20.12%	11,236	16,462	46.51%
Credit card merchant fees, net	7,727	8,632	11.71%	1,242	844	-32.05%
Credit and debit card fees, net	241,988	277,784	14.79%	29,811	31,263	4.87%
Checking fees, net	50,510	51,819	2.59%	5,320	6,158	15.75%
Check remittance, net	9,130	7,304	-20.00%	758	812	7.12%
International operations, net	25,266	30,340	20.08%	4,154	3,203	-22.89%
Total fees and other service income	654,620	698,020	6.98%	73,811	79,941	8.30%

Other fees and service expenses	(70,066)	(76,947)	9.82%	(8,792)	(8,343)	-5.11%
Total fees and income from services, net	584,554	621,073	6.64%	65,019	71,598	10.12%

Other operating income
Net foreign exchange gains	10,907	(252,374)	-2413.87%	16,842	(89,325)	-630.37%
Derivative Financial Instruments	159,933	242,339	51.53%	(608)	92,203	15264.97%
Gains(Loss) on sales of investments on equity securities	35,683	—	*	—	—	*
Securitization income	31,557	41,443	31.33%	8,328	3,114	-62.61%
Dividend income	194,815	201,545	3.45%	21	28	*
Communication, rent payments and others	1,015	1,054	3.84%	100	104	4.00%
Total other operating income	433,910	234,007	-46.07%	24,683	6,124	-75.19%

Total income	2,495,298	2,357,516	-5.43%	233,978	308,393	31.80%
Operating expenses
Salaries and employee benefits	485,400	565,403	16.48%	61,780	65,297	5.69%
Bonus plan payments	82,862	22,009	-73.44%	323	5,020	1454.18%
Compensation	18,052	12,503	-30.74%	1,412	1,380	-2.27%
Administrative and other expenses	623,598	730,482	17.14%	80,791	83,368	3.19%
Deposit security, net	30,781	46,535	51.18%	5,125	5,124	-0.02%
Donation expenses	3,157	559	-82.29%	50	51	2.00%
Depreciation	53,214	67,159	26.21%	7,340	7,446	1.44%
Total operating expenses	1,297,064	1,444,650	11.38%	156,821	167,686	6.93%

Net operating income	1,198,234	912,866	-23.63%	77,157	140,707	82.36%
Goodwill amortization	9,417	1,841	-80.45%	—	—	*
Non-operating income (expense)
Other income	52,191	104,124	99.98%	14,522	650	-95.52%
Other expense	(97,416)	(54,414)	-41.55%	(4,939)	(570)	-88.46%
Total non-operating income	(45,225)	49,710	204.89%	9,583	80	-99.17%
Income before income taxes	1,143,592	960,735	-15.99%	86,740	140,787	62.31%
Income tax expense	(319,267)	(185,594)	-41.87%	(22,607)	(48,951)	116.53%

Net income	824,325	775,141	-5.97%	64,133	91,836	43.20%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 13, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance